UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes  ☐             No  ☒

BBVA

1Q12 Results / April 25th 2012

First quarter results 2012

Ángel Cano, BBVA President & Chief Operating Officer

Madrid, April 25th 2012

BBVA

1Q12 Results / April 25th 2012

Disclaimer

This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and estimates.

This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.

BBVA

1Q12 Results / April 25th 2012

Diverse macroeconomic environment ...

Uncertainty in Europe ...

... special focus on Spain

... good growth at world level

Greece Contagion Governance Growth

Fiscal consolidation

Debt level Financial sector Growth

Asia and Latam: strong growth

USA: recovery in progress

BBVA

1Q12 Results / April 25th 2012

... four main concerns in Spain

•Steps taken:

1. Fiscal

consolidation—National Budget

—Budgetary Stability Act

Ambitious and—Plans for rebalancing regional government budgets and a determined approach to supplier payments programme

austerity measures—Margin for other action

•Public

—Debt level is below EMU average: 69% vs 88% to GDP

2. Debt level •Private

—Households: switching to net financing capacity

Sustainable—Developers: sharp deleveraging

—Companies (excl. developers): debt below EMU ave. (50% vs 53%

to GDP)

BBVA

1Q12 Results / April 25th 2012

… which are being addressed

3. Financial sector Restructuring nearly complete but still uneven • Installed capacity—Savings banks: down from 45 in 2007 to 11 today—Branches: 4,700 less since 2007 •Provisioning—15% GDP including RDL 2/12*—RDL 2/12: coverage for decline in value of collateral up to … •87% of land •82% of projects in construction •61% of finished dwellings

4. Growth Positive evaluation of reforms but room for more • Important progress—Labour sector reform—Export sector trade deficit: 64% in 3 years—Productivity +2% on average in the last 3 years (vs +0.2% euro area) • Moving ahead—Spirit of reform—Determination 5

* Since Jan. 2008

BBVA

1Q12 Results / April 25th 2012

BBVA: a global bank that has demonstrated its ability to adapt

BBVA

1Q12 Results / April 25th 2012

The quarter’s highlights

1 Growth of recurring revenues . . .

. . . in all regions . . . . . . outpacing cost increases

2 Net attributable profit tops €1,000m

3 Early compliance with EBA

BBVA

1Q12 Results / April 25th 2012

Strong net interest income in all regions ...

Net interest income
BBVA Group
(€m)


+13. 3%
3,175
3,215
3,286
3,485
3,597
1Q11
2Q11
3Q11
4Q11
1Q12

Spain
+0.2% Stability, despite weak activity

USA
-3.0% Resilience that absorbs changes in mix and regulatory impacts

Mexico
+9.4% Growing faster than lending

South America
+29.9% Vigorous activity: engine of Group growth

Eurasia
+8.5% Solid growth

Note: South America, USA and Mexico in constant euros. Turkey: like-for-like basis.

8

BBVA

1Q12 Results / April 25th 2012

… upward trend in gross income ...

Recurring gross income

BBVA Group

(€m)

+12.6%

5,053

4,869

4,566

4,602

4,488

NTI + dividends

775

595

25

646

394

1Q11 2Q11 3Q11 4Q11 1Q12

Gross income

5,263 5,162 4,627 5,515 5,447

Note: Recurring gross income excludes NTI & dividends

BBVA

1Q12 Results / April 25th 2012

… and costs growing slower than recurring revenues

Year-on-year change

(Constant €)

Recurring gross income vs costs

BBVA Group

(Year-on-year change, %)

12.6% 9.6%

Recurring Gross Costs

income

Developed

-0.7% -2.1%

Recurring gross

income

Costs

Emerging

24.1% 19.4%

Recurring gross

income

Costs

• Heavy investment in emerging mkts continues, rewards are materialising

• Leadership positions in cost-to-income ratio and improving quarterly

Note: Recurring gross income excludes NTI & dividends

BBVA

1Q12 Results / April 25th 2012

Highly resilient operating income …

Recurring operating income

BBVA Group

(€m)

+15.9%

2,129 2,088 2,141 2,217 2,468

NTI + dividends

775

595

25

646

394

1Q11 2Q11 3Q11 4Q11 1Q12

Operating

income

2,904 2,683 2,166 2,863 2,862

Note: Recurring operating income excluding NTI & dividends

BBVA

1Q12 Results / April 25th 2012

… and stable provisioning

Loan-loss and real-estate provisioning

BBVA Group

Quarterly average

(€m)

1,286 1,236 1,297

Ave. qtr. 2010 Ave. qtr. 2011 1Q12

Cum. risk

premium

1.3 1.2 1.2

2010 2011 1Q12

Spain

BBVA Group

(€m)

674 707 836

Ave. qtr. 2010 Ave. Qtr. 2011 1Q12

Remainder of Group

BBVA Group

(€m)

613

529

461

Ave. qtr. 2010 Ave. qtr. 2011 1Q12

Up €174m in Spain on assets subject to RDL 2/12, while maintaining same level of generic provisioning

BBVA

1Q12 Results / April 25th 2012

Strong net attributable profit supported by

diversification

Net attributable profit by region

BBVA Group

(%)

USA

Spain

Mexico

EurAsia

South America

8%

16%

30%

21%

26%

Net attributable profit by economies

BBVA Group

(%)

Developed

28%

72%

Emerging

Net attributable profit for 1Q12 tops €1,000m

Note: breakdown excludes Corporate Activities

BBVA

1Q12 Results / April 25th 2012

Summary: a good quarter

(€m)

BBVA Group

Accum.

Growth

1Q12 / 1Q11

1Q12 Abs. %

Net interest Income 3,597 +422 13.3

Gross Income 5,447 +183 3.5

Operating Income 2,862 -42 -1.5

Income Before tax 1,423 -236 -14.2

Net Attributable Profit 1,005 -145 -12.6

NTI returns to normal while maintaining the level of provisions

BBVA

1Q12 Results / April 25th 2012

Risk indicators are stable …

NPAs – net balance

BBVA Group

(€bn)

15.5 15.8 16.0 15.9 16.1

Mar.11 Jun.11 Sep.11 Dec.11 Mar.12

NPA & coverage ratios

BBVA Group

(%)

Coverage ratio

61 61 60 61 60

4.1 4.0 4.1 4.0 4.0

NPA ratio

Mar.11 Jun.11 Sep.11 Dec.11 Mar.12

BBVA

1Q12 Results / April 25th 2012

Marked ability to generate capital organically

Core capital ratio (Basel 2.5)

BBVA Group

(%)

10.3

0.3

0.1

10.7

Dec.11

Organic

generation

Other effects

Mar.12

Stable dividend policy

With two cash dividends

Without selling strategic

assets

Early compliance with EBA: 9%

BBVA

1Q12 Results / April 25th 2012

Proactive management of euro balance sheet liquidity

Solid liquidity position ...

•LTRO I + II: mainly designed to

improve liquidity structures

•Debt redemptions in 2012-2013

already covered

•Ample available collateral

... that continues to be

managed proactively

•Reduction in credit gap:—€4bn

•Senior debt issues: €2bn

Powerful liquidity buffers on other balance sheets

BBVA

1Q12 Results / April 25th 2012

1

Highlights

2

Business areas

BBVA

1Q12 Results / April 25th 2012

Spain: focus on price management …

Customer spread excluding

markets

(%)

1.96 2.02 2.06 1.71 1.76

1Q11 2Q11 3Q11 4Q11 1Q12

Supported by business with customers …

Time deposits new production cost

BBVA vs Deposit Entities** (%)

2.7

2.5 2.5 2.4 2.5 2.3 2.4 2.3 2.5 2.3 2.3 2.4

BBVA (Time+notes) 2.2 2.0 BBVA (Time) System* (Time)

1.9

Mar.11 Jun.11 Sep.11 Dec.11 Mar.12

… mainly due to lower cost of

stable customer funds

… compatible with ODS market gains in lending (+35bp) and deposits

(+119bp)

* Figures at Feb 2012. Source: BoS. **Deposit entities: banks, savings banks and credit co-operatives.

BBVA

1Q12 Results / April 25th 2012

Spain: ... that led to a slight improvement in net

interest income

Net interest income

Quarter-by-quarter

(€m)

+0.2%

1,310

1,257

1,183

1,148

1,110

1,101

1,094

1,086

1,113

1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12

Plus good performance by fee income during the quarter

(+4.1% year-on-year)

BBVA

1Q12 Results / April 25th 2012

Spain: strict cost control and resilient operating income

Costs

Quarter-by-quarter

(€m)

-1.6%

703

699

688

1Q10 1Q11 1Q12

Recurring operating income

Quarter-by-quarter

(€m)

+1.9%

1,143

876

892

1Q10 1Q11 1Q12

Note: Recurring operating income excludes NTI

BBVA

1Q12 Results / April 25th 2012

Spain: limited rise in NPAs

NPAs – net balance

(€bn)

11.0 11.2 11.3 11.2 11.3

Mar.11 Jun.11 Sep.11 Dec.11 Mar.12

NPA & coverage ratios

(%)

Coverage ratio

43 43 42 44 43

4.8 4.7 4.9 4.8 4.9

NPA ratio

Mar.11 Jun.11 Sep.11 Dec.11 Mar.12

BBVA

1Q12 Results / April 25th 2012

Spain: income statement

(€m)

Spain

Accum.

Growth

1Q12 / 1Q11

1Q12 Abs. %

Net interest Income 1,113 +2 0.2

Gross Income 1,633 -130 -7.4

Operating Income 946 -119 -11.2

Income Before tax 324 -350 -51.9

Net Attributable Profit 229 -250 -52.2

Special provisioning effort in the quarter

BBVA

1Q12 Results / April 25th 2012

EurAsia: high potential ...

Turkey – Garanti Asia – CITIC

Profit rank 1st Turkish bank 7th Chinese bank

Gross

income 2011 €3,806m €9,477m

Net attrib.

profit 2011 €1,430m €3,789m

... plus a wholesale banking franchise that is firmly based on customers

(resilient in Europe and great potential in Asia)

BBVA

1Q12 Results / April 25th 2012

EurAsia: vigorous business and growing earnings

Gross income – Rest of Europe

(€m)

+93.7%

368

CAGR

Turkey

211 N.A.

190

24

Rest of -6%

166 157 Europe

1Q11 1Q12

Gross income—Asia

(€m)

+12.7%

166 CAGR

148

5 Organic -77%

24

124 161 CNCB +30%

1Q11 1Q12

Breakdown of gross income—EurAsia

(%)

39.5%

31.1%

29.4%

Asia

Rest of Europe

Turkey

BBVA

1Q12 Results / April 25th 2012

EurAsia: income statement

(€m)

EurAsia

Accum.

Growth

1Q12 / 1Q11

1Q12 Abs. %

Net interest Income 182 +79 76.3

Gross Income 534 +197 58.3

Operating Income 362 +116 47.5

Income Before tax 330 +108 48.7

Net Attributable Profit 299 +102 51.7

BBVA

1Q12 Results / April 25th 2012

Mexico: buoyant lending with improvement in the

liabilities mix and a direct impact on pricing

Lending: +6.6%

Yr/yr change – average balances

Local Business

+13.4%

Lending is growing . . .

Cust. funds: +10.4%

Balance sheet customer funds mix

(Base 100, %)

Current +

Savings 66 70

Time 34 30

1Q11 1Q12

. . . at the same time as

we reduce the cost of

retail liabilities . . .

Customer spread

Customer spread

(%)

11.1%

11.0%

11.1%

11.4%

11.5%

Mar.11 Jun.11 Sep.11 Dec.11 Mar.12

. . . with a positive impact

on customer spreads

Local Business: mortgages, cards, SMEs and consumer loans

BBVA

1Q12 Results / April 25th 2012

Mexico: new record for quarterly revenue

Net interest income

Quarter-by-quarter

(Constant €m)

+9.4%

886

926

1,013

1Q10 1Q11 1Q12

Growing faster

than lending

Recurring gross income

Quarter-by-quarter

(Constant €m)

+8.8%

1,277

1,264

1,375

1Q10 1Q11 1Q12

Gross income: +4.9%

Note: Recurring gross income excludes NTI

BBVA

1Q12 Results / April 25th 2012

Mexico: growing share of peer group total

Market share of operating income

BBVA Bancomer vs Peer Group total*

(%)

34.5 35.3 37.6

2009 2010 2011

Reaping the benefits of the investment in growth plans

* Peer group: Banamex, Banorte + IXE, HSBC, Santander, Scotiabank.

BBVA

1Q12 Results / April 25th 2012

Mexico: stable risk premium

Cumulative risk premium

(%)

4.3 3.6 3.5

Mar.10 Mar.11 Mar.12

NPA ratio

(%)

3.4 3.6 3.7 3.7 3.8

Mar.11 Jun.11 Sep.11 Dec.11 Mar.12

Coverage ratio

136 134 128 120 116

BBVA

1Q12 Results / April 25th 2012

Mexico: income statement

(Constant €m)

Mexico Accum. Growth

1Q12 / 1Q11

1Q12 Abs.%

Net interest Income 1,013 +87 9.4

Gross Income 1,450 +68 4.9

Operating Income 897 +20 2.3

Income Before tax 568 +2 0.4

Net Attributable Profit 430 +15 3.6

• Recurring gross income growing at the same pace that costs

• Net Attributable Profit ex NTI growing at 13.7%

BBVA

1Q12 Results / April 25th 2012

South America: vigorous business ...

Lending +23.6%

Mar.12

(Yr/yr change in average balances)

Balance

sheet funds +25.4%

Mar.12

(Yr/yr change in average balances)

Net interest income

Quarter-by-quarter

(Constant €m)

+29.9%

729 801 876 953 947

1Q11 2Q11 3Q11 4Q11 1Q12

BBVA

1Q12 Results / April 25th 2012

South America: ... which carries over to revenue

Gross income

(Constant €m)

+18.1%

1,157 1,366

1Q11 1Q12

Operating income

(Constant €m)

+21.8%

667 813

1Q11 1Q12

BBVA

1Q12 Results / April 25th 2012

South America: improvement in efficiency and the best

risk indicators in the Group

Efficiency

(%)

42.3

40.5

1Q11 1Q12

Cost increases (+13%) in line with

inflation (+12%)

NPA & coverage ratios

(%)

Coverage ratio

134 138 140 146 141

2.5 2.4 2.3 2.2 2.3

NPA ratio

Mar.11 Jun.11 Sep.11 Dec.11 Mar.12

Cum. risk 1.6 1.3 1.3 1.3 1.0

premium

BBVA

1Q12 Results / April 25th 2012

South America: income statement

(Constant €m)

Growth

South America

Accum.

1Q12 / 1Q11

1Q12

Abs.

%

Net interest Income 947 +218 29.9

Gross Income 1,366 +210 18.1

Operating Income 813 +146 21.8

Income Before tax 690 +165 31.3

Net Attributable Profit 370 +79 27.1

BBVA

1Q12 Results / April 25th 2012

United States: selective growth of lending and

improvement in the liabilities mix

Lending

Year-on-year change

(% average balances)

-4.2

-3.9

-2.8

-0.3

2.0

Mar.11 Jun.11 Sep.11 Dec.11 Mar.12

BBVA Compass: +6.7%

Balance sheet funding mix

(Base 100)

CAGR

Current + savings 75 80 +8.8%

Time 25 20 -15.6%

Mar.11 Mar.12

BBVA

1Q12 Results / April 25th 2012

United States: resilient revenues and cost control ...

Net interest income – local business

Quarter-by-quarter

(Constant €m)

+5.9%

391 382 369

1Q11 2011 ave. 1Q12

Costs

Year-on-year change

(Constant €m)

-2.3%

392 383

1Q11 1Q12

Absorbing regulatory impacts

BBVA

1Q12 Results / April 25th 2012

United States: risk continues to improve

Loan-loss provisions

(Constant €m)

-66.3%

104

35

1Q11 1Q12

Cum. risk

premium

1.0

0.3

NPA & coverage ratios

(%)

Coverage ratio

64 67 69 73 75

4.3

4.0

3.8

3.5

3.2

NPA ratio

Mar.11 Jun.11 Sep.11 Dec.11 Mar.12

BBVA

1Q12 Results / April 25th 2012

United States: income statement

(Constant €m)

United States of America

Accum.

Growth

1Q12 / 1Q11

1Q12

Abs.

%

Net interest Income 420 -13 -3.0

Gross Income 599 -45 -7.1

Operating Income 216 -36 -14.5

Income Before tax 168 +29 20.7

Net Attributable Profit 115 +15 15.6

Absorbing NTI return to normal and regulatory impacts,

with strong earnings from local business

BBVA

1Q12 Results / April 25th 2012

C&IB: diversification of revenues ...

Gross income by region

(1Q12, %)

Eurasia

Spain 13%

USA 37% 10%

Mexico 19%

21%

South America

Model is more balanced by

geographic region ...

Gross income by business type

(1Q12, %)

Corporate finance

Credit

Global transactional 2% 11% FX

banking 22%

6%

2% Equities

25% 32%

Rates

Global

lending

... and diversified by business

type

BBVA

1Q12 Results / April 25th 2012

C&IB: ... supported by an efficient client-centric model

with high added value and low risk

Client-centric

Source of gross income

(%)

Other

revenues

9%

91%

Customer

revenues

Efficiency

BBVA 1T12 vs peer group 2011 average

(%)

Efficiency

+40 pts

30

70

BBVA Peer Group

C&IB

(Year-on-year change, %. Constant €)

High quality

11.1 12.6 17.9

Lending NII Fee income

Average cost of risk

BBVA vs peer group average1

(Average 1Q09 – 4Q11, bp)

Low risk

+19bp

8 27

BBVA Peer Group

1. Synthetic index: BoA, BARC, Citi, CS, ISP, JPM, LLOYDS, RBS, SAN, UCI, WF

BBVA

1Q12 Results / April 25th 2012

C&IB: income statement

(Constant €m)

Corporate & Investment Banking

Accum.

1Q12

Growth

1Q12 / 1Q11

Abs. %

Gross Income 717 -33 -4.4

Operating Income 502 -40 -7.5

Income Before tax 438 -75 -14.7

Net Attributable Profit 279 -64 -18.7

BBVA

1Q12 Results / April 25th 2012

Quarter highlights

1 Growth of recurring revenues . . .

. . . in all regions . . . . . . outpacing cost increases

2 Net attributable profit tops €1,000m

3 Early compliance with EBA

BBVA

1Q12 Results / April 25th 2012

First quarter results 2012

Ángel Cano, BBVA President & Chief Operating Officer

Madrid, April 25th 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 25, 2012	By:	/s/ Eduardo Ávila Zargoza
	Name:	Eduardo Ávila Zargoza
	Title:	Chief Accounting Officer